SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/7/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
337,490

8. SHARED VOTING POWER
551,300

9. SOLE DISPOSITIVE POWER
337,490
_______________________________________________________

10. SHARED DISPOSITIVE POWER
551,300


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
888,790 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
337,490

8. SHARED VOTING POWER
551,300

9. SOLE DISPOSITIVE POWER
337,490
_______________________________________________________

10. SHARED DISPOSITIVE POWER
551,300


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
888,790 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%


14. TYPE OF REPORTING PERSON

IN

__________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
337,490

8. SHARED VOTING POWER
551,300

9. SOLE DISPOSITIVE POWER
337,490
_______________________________________________________

10. SHARED DISPOSITIVE POWER
551,300


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
888,790 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
337,490

8. SHARED VOTING POWER
551,300

9. SOLE DISPOSITIVE POWER
337,490
_______________________________________________________

10. SHARED DISPOSITIVE POWER
551,300


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
888,790 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed April 20, 2018. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 3, 2018, there were 13,389,072 shares of common stock outstanding as of April 30, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 7, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 888,790 shares of JEQ (representing 6.64% of JEQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 888,790 shares of JEQ include 337,490 shares (representing 2.52% of JEQ's outstanding shares) that are beneficially owned by Mr. Goldstein, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full
Value Partners, LP,  and MCM Opportunity Partners, LP (collectively,
"Bulldog Investors Group of Funds").All other shares included in the aforementioned 888,790 shares of JEQ beneficially owned by Bulldog
Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog
Investors, LLC who are not members of any group. The total number of these "non-group" shares is 551,300 shares (representing 4.12% of JEQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 377,490 shares. Bulldog Investors, LLC has shared power to dispose of and vote 551,300 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JEQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of JEQ were Sold:

Date:		        Shares:		Price:
07/12/18		(500)		8.4100
07/26/18		(796)		8.6613
07/27/18		(650)		8.6400
08/13/18		(980)		8.3098
08/17/18		(2,566)		8.2300
08/20/18		(25,000)	8.2250
08/22/18		(1,000)		8.2530
08/28/18		(10,710)	8.3343
08/30/18		(297)		8.3200
08/31/18		(1,200)		8.3650
09/04/18		(10,500)	8.2800
09/05/18		(1,215)		8.1900
09/07/18		(50,925)	8.1012



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/10/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.